news release

Zi Corporation Licenses eZiText Chinese to BCM in Taiwan

eZiText to be integrated on WiFi handsets to be sold in China

CALGARY, AB, June 4, 2007 - Zi Corporation (Nasdaq: ZICA) (TSX: ZIC) ("Zi" or the "Company"), a leading provider of intelligent interface solutions, today announced that it has signed a license agreement with BCM Communication Co., Ltd. (BCM) for the integration of eZiText® Chinese onto WiFi handsets using WinCE platform.

BCM is a leading designer and manufacturer of WiFi mobile phones and well known for its high voice quality handsets. These innovative technical capabilities have allowed BCM to establish a solid list of WiFi customers and distribution channels.

Under the terms of the agreement Zi will receive upfront and license fees, as well as per unit royalties on handsets sold to BCM's customers. With a growing volume of WiFi handset becoming available in Asia and other world regions, Zi is positioning itself to reap the benefits of existing as well as next generation technologies.

Milos Djokovic, President and CEO of Zi Corporation, said "This agreement with BCM solidifies our expansion into the mobile WiFi space which we began earlier last year. It also opens the door for other Zi products and languages to be included on BCM's highly successful products."

BCM CEO Ming-Shan Shih said, "The Zi suite of products is market proven and reliable which makes it a natural choice for BCM to integrate with its constantly improving handset technology. We are very pleased with our integration efforts with Zi and look forward to further collaboration on new product development."

This announcement comes just one month after Zi Corporation launched a new JoyZtick product and showcased its advanced text input capabilities to OEM's and operators at a press event in Beijing.

About eZiText

Zi's user-friendly text input system, eZiText, enables consumer electronic manufacturers and telecom carriers to provide end users with richer, more personalized text input experiences. eZiText provides faster and more efficient text entry through truly predictive one-touch entry and word completion, coupled with the ability to learn from a person's usage patterns and new vocabulary. eZiText supports 60 unique language databases.

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About BCM Communication Co., Ltd.

BCM was founded in 1991 as a computer parts and peripherals manufacturer and vendor. Through a series of developments the company expanded to include the design and manufacturing of communication products. On January 1st, 2005 BCM Communication Co., Ltd. independently incorporated to focus on WiFi products development. Currently BCM Communication is a leading designer of WiFi mobile phones and supplies service providers, content providers, and related distributors with the best WiFi solutions for end-users.

About Zi Corporation

Zi Corporation (www.zicorp.com) is a technology company that delivers intelligent interface solutions to enhance the user experience of wireless and consumer technologies. The company provides device manufacturers and network operators with a full range of intuitive and easy-to-use input solutions, including: eZiType™ for keyboard prediction with auto-correction; eZiText for one-touch predictive text entry; joyZtick™ for predictive text on any device; Decuma® for predictive pen-input handwriting recognition; and Qix™ search and service discovery engine to enhance the user experience and drive service usage and adoption. The Zi product portfolio dramatically improves the usability of mobile phones, PDAs, gaming consoles and television set-top boxes and the applications on them including SMS, MMS, e-mail and Web browsing. Zi supports its strategic partners and customers from offices in Asia, Europe and North America. A publicly traded company, Zi Corporation is listed on Nasdaq (ZICA) and the Toronto Stock Exchange (ZIC).

This release may be deemed to contain forward-looking statements, which are subject to the safe harbour provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among other things, statements regarding future events and the future financial performance of Zi Corporation that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results due to a variety of factors, including: the growth trends in the input technology industry; new product development; global economic conditions and uncertainties in the geopolitical environment; financial and operating performance of Zi's OEM customers and variations in their customer demand for products and services; the ability to successfully acquire businesses and technologies and to successfully integrate and operate these acquired businesses and technologies; dependence on the introduction and market acceptance of new product offerings and standards; rapid technological and market change; matters affecting Zi Corporation's significant shareholder; litigation involving patents, intellectual property, and other matters; the ability to recruit and retain key personnel; Zi Corporation's ability to manage financial risk; currency fluctuations and other international factors; potential volatility in operating results and other factors listed in Zi Corporation's filings with the Securities and Exchange Commission. Any projections in this release are based on limited information currently available to Zi Corporation, which is subject to change. Although any such projections and the factors influencing them will likely change, except to the extent required by law, Zi Corporation will not necessarily update the information. Such information speaks only as of the date of this release.

Zi, eZiType, eZiText, joyZtick, Decuma and Qix are either trademarks or registered trademarks of the Zi Group of Companies. All other trademarks are the property of their respective owners.

For more information:

For Zi Corporation:

BCS PR
Brian Dolby / Emma Tagg
brian@bcspr.co.uk / emma@bcspr.co.uk
+44 (0) 115 948 6901

Allen & Caron Inc.
Jill Bertotti
jill@allencaron.com
+1 (949) 474 4300

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